Exhibit 99.1

BW LPG Limited - Management Share Option Plan “LTIP 2022” Sale of Shares by Primary Insider

11 October 2024

With reference to the press release on 15 July 2024 for the accelerated vesting of options granted under “LTIP 2022”, and press release on 30 August 2024 for the exercise of these options, a primary insider of BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) has sold shares in BW LPG in the market on 10 October 2024.

The details on the sale of shares by the primary insider is as set out below:

Knut-Helge Knutsen, Vice President and Head of Technical

Total number of shares held following the option exercise on 29 August 2024: 24,840

Number of shares sold: 24,840

Average price sold at: NOK 166.4458 per share

Number of shares held following the sale: 0

Please refer to the attached for further details.

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act and article 19 of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Knut-Helge Knutsen
2	Reason for the notification
a)	Position/status	Vice President and Head of Technical
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	BW LPG Ltd
b)	LEI	5493006WBEME88YFDW23
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in BW LPG Ltd (ISIN SGXZ69436764)
b)	Nature of the transaction	Sale of shares in BW LPG Ltd (ISIN SGXZ69436764)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 166.4458	24,840

See attached Appendix for details.
d)	Aggregated information — Aggregated volume — Price	Sale of 24,840 shares for a total of NOK 4,134,514.
e)	Date of the transaction	2024-10-10
f)	Place of the transaction	Oslo Stock Exchange, MIC: XOSL

Appendix	Knut-Helge Knutsen
Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 10 October 2024

Price	Volume	Amount	Price	Volume	Amount
166.5220	500	83,261	166.3334	1,000	166,333
165.8220	500	82,911	166.6220	500	83,311
166.6220	500	83,311	166.5334	1,000	166,533
166.4334	1,000	166,433	166.7333	1,000	166,733
166.5334	1,500	249,800	166.4220	500	83,211
166.4334	1,500	249,650	166.4291	550	91,536
166.4334	1,490	247,986	166.5291	550	91,591
165.9220	500	82,961	166.5220	500	83,261
166.4334	1,500	249,650	166.7025	400	66,681
166.4220	500	83,211	166.3334	1,000	166,333
166.1335	1,000	166,134	166.5334	750	124,900
166.2440	250	41,561	166.2220	500	83,111
166.4334	750	124,825	165.9291	550	91,261
166.6291	550	91,646	166.5334	1,000	166,533
166.6333	1,000	166,633	166.7333	1,500	250,100
166.2220	500	83,111	166.4458	24,840	4,134,514

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